Exhibit 99.1

Qunar Announces Promotion of Senior Management Team and

Files Annual Report

BEIJING, April 29, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced that its board of directors has appointed Ms. Yilu Zhao, previously Chief Strategy Officer of the Company, to Chief Financial Officer of the Company, and Mr. Sam Hanhui Sun, previously Chief Financial Officer of the Company, to President of the Company, effective May 1, 2015.

Ms. Yilu Zhao joined Qunar as Chief Strategy Officer in March 2014 and has led various functions of the Company, including strategy planning, strategy implementation and investor relations. Prior to joining Qunar, Ms. Zhao was an Executive Director at the Investment Banking Division of Goldman Sachs, where she developed key client relationships and led the execution of many important transactions. Previously, Ms. Zhao was an award winning reporter with The New York Times based in its U.S. headquarters. She received her B.A. from Yale University and J.D. from Harvard Law School.

Mr. Sam Hanhui Sun joined Qunar as Chief Financial Officer in January 2010 and led the Company’s successful IPO on the NASDAQ Global Market in November 2013. Prior to joining Qunar, he was Chief Financial Officer of KongZhong Corporation, a NASDAQ-listed company, from 2007 to 2009. Mr. Sun has also held various management positions in Microsoft, Maersk, SouFun.com and KPMG. He received a bachelor’s degree in business administration from Beijing Institute of Technology. Mr. Sun is a Certified Public Accountant in China.

“We thank Sam and Yilu for their tremendous contribution to Qunar,” said Chenchao (CC) Zhuang, Chief Executive Officer and co-founder of Qunar. “We look forward to bringing Qunar to its next level of success with the continued dedication and endeavor of our senior management team.”

Qunar also announced today that the Company filed its annual report on Form 20F for the fiscal year ended December 31, 2014 with the Securities and Exchange Commission on April 29, 2015. The annual report can be accessed on the Company’s investor relations website at http://ir.qunar.com.

The Company will provide a hard copy of its annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Investor Relations, 17th Floor of Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, 100080, People’s Republic of China.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5760-3609

Email: ir@qunar.com